Schedule 1

Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-0108 Tel. 212.476.8800	NEUBERGER	BERMAN

September 28, 2015

Arthur Zafiropoulo
Chairman, Chief Executive Officer and President
Ultratech Inc.
3050 Zanker Road
San Jose, California 95134

Dear Art:

We appreciate the effort Rick Timmins, the lead independent director of Ultratech Inc. (“Ultratech” or the “Company”) and you made coming to our offices to discuss the concerns we conveyed to you in our letter dated August 4, 2015. However, we’ve spent some time reflecting on the points you made in our meeting for selling a majority of your holdings in Ultratech as well as Mr. Timmins’s defense relating to the Board’s award to you of an aggregate of nearly two million options and Restricted Share grants since 2001. Frankly, we have less comfort now than ever that the interests of stockholders are adequately considered by the current Board.

Of particular concern was your assertion that several years ago Ultratech’s Board was made aware of your intention to reduce your investment in the Company.  Under these circumstances, we wonder why the Directors chose to compensate you with equity when they were fully aware you had little intention of retaining it. It’s also hard to fathom why, given your long tenure with Ultratech, the Board did not insist on developing a management succession plan. We can only conclude that the current Board lacks the resolve to challenge you on issues that are of utmost importance to stockholders but deeply personal to you. In its letter of August 21, 2015, the Board claims that your ownership is still significantly greater than a measure of peer companies and that shareholder dilution was approved by the Company’s stockholders. This perspective, in our view, underscores the Board’s complacency. Moreover, it demonstrates how out of touch they are given the lack of value creation at Ultratech over the course of the last ten years.

It is clear to us that Ultratech needs a management succession plan and a new stockholder friendly perspective in the boardroom. These matters must be addressed sooner rather than later, with an urgency that we haven’t seen from the Board and you. In the absence of any progress on these issues we reserve the right to put forward Board candidates or shareholder proposals that will address our concerns.

Respectfully,

/s/ Benjamin H. Nahum
Benjamin H. Nahum
Managing Director

cc:	Rick Timmins, Michael C. Child, Joel Gemunder, Nicholas Konidaris, Dennis R. Raney, Henri Richard